May 2, 2022

FORM C-AR

Piestro, Inc. (f/k/a Future Labs VI, Inc.)



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Piestro, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it must file a report with the Commission annually and post the report on its website at www.piestro.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 2, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Piestro, Inc. (f/k/a Future Labs VI, Inc.) (the "Company" or "Piestro") is a Delaware Corporation, formed on December 4, 2017.

The Company is located at 1661 E Franklin Avenue, El Segundo, CA 90245.

The Company's website is www.piestro.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Piestro is building an automated vending machine that will assemble and cook artisanal pizza with the press of a button. Our team has a wealth of experience in automation and kitchen technology, and we are bringing this experience to build one of the world's first pizza vending machines. We are backed by Wavemaker Partners, a global venture capital firm, and by Wavemaker Labs, Inc. (f/k/a Future Labs VII, Inc.), its in-house robotics and automation corporate innovation studio. Piestro has common ownership with Wavemaker Labs. Piestro is based in El Segundo, California, and we are currently working on version three of our prototype.

Future VC, LLC controls 42% of the voting shares of Piestro. Future VC, LLC also controls Wavemaker Labs, Inc. Wavemaker Labs provides consulting work for Piestro, in the form of R&D, business development, sales, administration, and fundraising.

RISK FACTORS

Risks Related to the Company

We are an early stage company and have not yet generated any revenue

Piestro, Inc. (f/k/a Future Labs VI, Inc.) was formed on December 4, 2017 and has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Piestro has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our auditor has issued a "going concern" opinion.

Our auditor issued a "going concern" opinion on our audited financial statements for the year ended December 31, 2021, which means they were not sure that we will be able to succeed as a business without additional financing. As of December 31, 2021, we had not yet commenced any revenue generating activity. We sustained a net loss of $6,289,258 for the fiscal year ended December 31, 2021 and had an accumulated deficit of $8,107,263 as of the end of the same period. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. While we were successful in raising a total of $5,283,695 through a 2020 Regulation Crowdfunding offering and a 2021 Regulation A offering and have undertaken other fundraising activities, our ongoing operational expenses are now approximately $600,000 per month without yet generating any corresponding revenue. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan.

Our technology is not yet fully developed, and there is no guarantee that we will be able to develop and produce a fully working prototype of our core product.

We are currently developing the Piestro prototype that will go into mass production. We still have significant engineering and development work to do before we are ready to deliver a commercial version of our product and begin earning revenue. We may be unable to convert our prototype to a prototype that can easily be replicated and put into mass production. Additionally, we may not be able to make a transition to mass production, either via in-house manufacturing or contract manufacturers.

We will be required to raise additional capital in order to develop our technology and next prototype.

The Company is not generating revenue and will require the continued infusion of new capital to continue business operations and ultimately sell or distribute a fully functional version of our product. The Company has embarked on a Regulation A crowdfunding campaign through to raise up to an additional $20,000,000. In addition to this crowdfunding offering, the Company may try to raise additional capital through other crowdfunding offerings, equity issuances, or any other method available to the Company. If we cannot raise sufficient debt or equity financing, the Company may be forced to significantly reduce expenses and could become insolvent.

We rely on a small management team to execute our business plan.

Our management team is currently small and made up of only two part-time individuals, Massimo Noja De Marco and Kevin Morris, whom we rely on to help us raise funds and help grow our business. Our partnership and relationship with Wavemaker Labs is crucial for us to achieve our growth plan. If we lost the services of Massimo Noja De Marco or Kevin Morris, the Company would be negatively impacted.

Our failure to attract and retain highly qualified personnel in the future could harm our business.

As the Company grows, it will be required to hire and attract additional qualified professionals such as software engineers, robotics engineers, machine vision and machine learning experts, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company's ability to grow and expand its business.

Our future revenue plans rely on white-labeling our product to existing pizza chains.

Our largest stream of projected revenue comes from selling our pods as "white-labeled" products to existing pizza chains. If we are unable to create partnerships to achieve sufficient sales volume to existing pizza chains, that will greatly affect our business model and jeopardize our go-to-market strategy.

We may not find suppliers to manufacture the machines.

Piestro does not manufacture the machines completely in house. We obtain components from third-party manufacturers and suppliers in order to build our current demonstration products. We expect to continue this arrangement when ready to produce machines for sale, as well as while we refine the manufacturing process. Producing at scale in the future will require a third-party manufacturer to be the principal party responsible for assembly. We do not yet have any manufactures engaged for that function. Without the right suppliers, Piestro may not be able to build machines at a price point acceptable to the market, which would harm our financial prospects.

The Company's business model is capital intensive.

The amount of capital the Company is attempting to raise in its current public offerings of securities is not enough to sustain the Company's current business plan. In order to achieve near- and long-term goals, the Company will need to procure funds in addition to the amount raised in those offerings. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy, and it may be forced to cease operations and sell - or otherwise transfer - all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We could be adversely affected by product liability, personal injury or other health and safety issues.

As with any company serving food, we must adhere to strict health and safety standards. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition and results of operations.

We have competitors with more resources and greater market recognition than Piestro.

Because we are a new entrant to the pizza vending machine market, a number of companies exist that have more resources and greater market recognition than we do. Because of this, we may face issues developing a product and technology that can compete with other players in the market. We will be at a disadvantage as we are a new entrant with significantly less resources and minimal market recognition and penetration.

Additional capital required might not be available or might be available only on terms unfavorable to us or our investors.

We will need to raise any additional capital required beyond our current financing round by offering shares of our Common or Preferred Stock and/or other classes of equity. All of these would result in dilution to our existing investors, plus they may include additional rights or terms that may be unfavorable to our existing investor base. We cannot ensure that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

We may never have an operational product or service.

It is possible that there may never be a fully operational Piestro vending machine or that the product may never be used to engage in transactions. It is possible that the failure to release the product would be the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Certain data and information in this C-AR were obtained from third-party sources and were not independently verified by the Company.

This C-AR contains certain data and information that we obtained from various publicly available third-party publications. We have not independently verified the data and information contained in such third-party publications and we did not commission any such third party for collecting or providing any data used. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods we would have used. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information. Further, none of these sources are incorporated by reference into this C-AR.

Risks Related to COVID-19

The Impact of COVID-19 has slowed product development efforts and could further impact development and distribution of our product in the future.

The Company's product development efforts have been and may continue to be impacted by COVID-19 and associated supply chain delays. Due to COVID-19, the Company has at times been limited by the number of engineers that can work on the machine at any given time in order to maintain safe social distancing, which during 2020 delayed product development by approximately two weeks and led to incremental costs of approximately $50,000. Furthermore, the company relies on third-party manufacturers in some instances, and those manufacturers may have experienced supply chain and other impacts of COVID-19 that could impact their efficiency and thus the production and distribution of Piestro in the future. If we are unable to produce our products due to manufacturing strains, we may not be able to distribute our product quickly and scale our business. This impact would mean we'd need to raise additional capital in order to meet our revenue targets.

THE COMPANY AND ITS BUSINESS

Description of the Business

Piestro is building an automated vending machine that will assemble and cook artisanal pizza with the press of a button. Our team has a wealth of experience in automation and kitchen technology, and we are bringing this experience to build one of the world's first pizza vending machines. We are backed by Wavemaker Partners, a global venture capital firm, and by Wavemaker Labs, Inc. (f/k/a Future Labs VII, Inc.), its in-house robotics and automation corporate innovation studio. Piestro has common ownership with Wavemaker Labs. Piestro is based in El Segundo, California and we are currently working on version three of our prototype.

Future VC, LLC controls 42% of the voting shares of Piestro. Future VC, LLC also controls Wavemaker Labs, Inc. Wavemaker Labs provides consulting work for Piestro, in the form of R&D, business development, sales, administration, and fundraising.

Company History

Piestro was incorporated on December 4, 2017 when the team saw the need for an automated pizza vending machine to make and deliver fresh artisanal pizza, fast. With a wealth of experience in automation and kitchen technology, the team sees an increasing demand for high-quality products and quick, convenient service in the fast food industry. Not to mention the vast and growing popularity for artisanal pizza. Traditional pizza restaurants endure low profit margins due to high labor and real estate costs, and oftentimes sacrifice food quality for quick and easy delivery. Piestro provides a robotic vending machine solution that decreases the labor and real estate costs associated with traditional pizzerias, while delivering a fast, high quality food experience to feed the needs of consumers and innovative restaurants.

The Company's CEO, Massimo De Marco, has over 30 years of experience in the food and hospitality industry. He served as a director at Wolfgang Puck Catering and owned and operated PH+E, a boutique consulting firm focusing on opening restaurants across the US, Mexico and Europe. He co-founded Kitchen United to increase automation in the food industry and provide small restaurants with access to commercial kitchen spaces. Additionally, he created culinary expansion in the food delivery realm with Kitchen United. A seventh-generation family restaurant operator from Milan, Italy, Massimo leads Piestro's efforts in developing an authentic, easily accessed, automated pizzeria.

Piestro's development is amplified through Wavemaker Partners and Wavemaker Labs. With over $500 million assets under management and headquarters located in Singapore and Los Angeles, Wavemaker Partners serves as a strategic lead institutional investor for Piestro. Furthermore, the team at Wavemaker Labs notably launched an AI-driven robotic kitchen assistant at Miso Robotics. Wavemaker Partners and its subsidiary Wavemaker Labs provide insights to food technology, robotic R&D, and a team of strategic and technical experts in engineering the Piestro pizzeria. The advantages of being a Wavemaker Partners company are outlined further below.

Product Overview

Piestro is building a fully automated, fast, and easily accessible pizzeria serving both direct consumers with their own Piestro Pizzerias and restaurants with white-labeled pods. The team focused its 2021 efforts on research and development of its second prototype, which resulted in a fully functional prototype that autonomously assembles, cooks, cuts, and boxes pizza. This includes transferring dough from a dough storage area; dispensing a customer-selected set of ingredients (including sauce, cheese, pepperoni, and up to four additional toppings); baking, cutting, and boxing the pizza; and sending the boxed pizza to a locker for customer retrieval. The unit also includes refrigeration to keep ingredients fresh. While some of this functionality was developed for the Company's first prototype in 2020, most subsystems were fully developed and integrated for the first time in the second prototype. The team is now working on the next version of the unit, which will include refined subsystems and more compact design to increase efficiency and decrease footprint. It will also include additional sensors to monitor and report in real time on ingredient volume and other critical performance metrics. The Company aims to complete this prototype in 2022.

- **Fully-Automated -** Existing fast food, quick-service, and artisanal pizza restaurants operate in environments in which labor incurs a high operating cost. Piestro brings a start-to-finish automated pizza experience that decreases labor costs, which are very high in traditional brick and mortar restaurants. With a menu selection of over eight different toppings, including sauce and cheese, consumers will be able to order customized pizzas that will be assembled, cooked, boxed, and provided to the consumer - all without human interaction and within approximately 3 minutes.

- **Fast -** The traditional fast food and dine in pizzeria requires an average of 20 – 30 minutes of wait time, which further increases with customization. Piestro is working towards a fast food experience that only takes approximately 3 minutes.

- **Accessible -** Since the Pizzeria is fully automated, it will be able to operate on a 24/7 basis. The in-development prototype will require approximately 50 square feet of real estate to operate, allowing for lower real-estate costs that those of traditional brick-and-mortar restaurants. Through Piestro's second go-to-market approach, white-labeling, The Company can empower existing pizza chains to expand their market reach at minimal cost and risk, when compared to opening new locations.

- **Made-to-Order -** Piestro pizzerias allow customization with multiple topping choices and easy pre-ordering functionality, which will include a touch screen pad and wireless applications for ordering ahead.

Market

The worldwide pizza restaurant market had a 2019 volume of $154 billion and is expected to increase to $230 by 2023. The fast food restaurant industry in the U.S. saw a 3.8% annual growth to $293.1 billion over the five years leading up to 2020. Pizza restaurant sales is the highest growing segment in the United States fast food industry with $46.9 billion in revenue in 2019 and a compound annual growth rate (CAGR) of 3%. According to an IBISWorld report, consumer spending is expected to increase at a rate of 1.7% annually over the five years to 2024, and the increased spending power created a demand for high-quality food products and an increase in restaurant input costs. Pizza restaurant wages as a share of revenue increased to 40.2% in 2019 with anticipated 1.1% annualized growth rate. The report further suggests consumers in the market spaces are becoming increasing conscious of food quality and the use of fresh and organic ingredients. Piestro enters into the space addressing the challenges of both increased labor costs and the demand for higher quality food production.

According to the Bureau of Labor Statistics, the Consumer Price Indices for food consumed away from home increased 3.1% in 2019, and the number of households earning over $100,000 rises at an annualized 0.8% over the five years to 2024. The growth of wealthy households will generate higher demand for more expensive pizza restaurants and gourmet pizzas, which will help boost industry growth. Through continued trends of premiumization and menu adaptation, pizza restaurant chains will experience continued growth by targeting consumers from higher income brackets. Chains catering to lower incomes are competing in a highly saturated marketplace, thus limiting opportunity for organic growth. Piestro's ability to provide a variety of healthy made-to-order pizza options while catering toward the fast food delivery experience enables penetration in both tires of the market.

Manufacturing
The Company's strategy for manufacturing will evolve with production volumes, leveraging contract manufacturers to meet initial and medium-term demand while Piestro builds and fine-tunes its internal production lines to service long-term demand. In the near term, all Piestro products will be produced internally and locally in order to maintain control over quality and cost, and most importantly, to ensure there is a direct source of feedback for ongoing product improvement.

Initial pre-production volumes, roughly on the order of 10-50 units, will be produced in small batches internally and through local manufacturers. This will allow Piestro to rapidly address any issues that may arise and help ensure a smooth ramp-up for the contract manufacturer. Once released for production, demand will be met by a combination of the output from the contract manufacturers, along with Piestro's own internal production lines, the majority from the contract manufacturer at first. This will allow Piestro to focus on automation and quality programs without restricting production volumes. As production begins to scale, Piestro plans to use other manufacturing opportunities for faster production at lower costs.

Sales & Marketing
Piestro believes its automated pizzeria will resonate with existing pizza chains and direct consumers because of its speed, convenience, quality production, and low costs. We plan to hold a dual revenue stream approach by both offering white-labeled partnerships for existing pizza restaurants and Piestro-branded machines for a direct-to-consumer model. In the later stage of the product development, we plan to enable additional features such as add-on beverage services and end-to-end delivery partnership. Because pizza has a popular demand globally, we also look to expand towards markets and franchises overseas.

For these reasons, our sales and marketing efforts are reliant upon two approaches: (1) Establishing real-estate locations for Piestro-owned units through partnerships with operations such as co-working spaces, theme parks, or convenience stores; and (2) Partnering with existing pizza chains and restaurants as customers to white label Piestro pizzerias.

While Piestro has not yet formalized any commercial agreements, it has signed non-binding letters of intent with two partners, representing intent to purchase up to 4,100 units, and is fielding a high volume of interest from potential partners and is actively engaged in negotiations with multiple potential corporate clients. None of these interested partners have entered into formal agreements with the Company, and we cannot be assured of any discussions will result in commercial agreements.

Competition

There are existing direct competitors in the pizza automation space including Picnic, Basil Street and Let's Pizza. Amongst the competitors, Basil Street and Let's Pizza have a similar start-to-finish ordering and dispensary vending machine product as Piestro, but neither of the machines allow the visionary experience for consumers to observe the whole dispensary and baking process. Picnic creates robotic pizza assembly machines that cannot accomplish the full process without human assistance. Although it is an approach toward automation, the company does not hold the same easily accessible features and direct consumer facing capabilities as Piestro.

- **Picnic** – Picnic was incorporated in December 2016, with its product being an automated, modular assembly line to streamline pizza making in the kitchen of existing restaurants. The Picnic machine performs any number of food assembly tasks in any order, completely configurable to any restaurant's process. It uses computer vision and deep learning to ensure output to exact standards.

- **Basil Street** – Basil Street is a direct competitor to Piestro. Its Automated Pizza Kitchens (APK) are robotic vending machines consisting of a freezer, patent pending three element non-microwave speed oven, touchscreen terminal, frozen pizzas and a dispensing tray. Cook time is about 3 minutes for a 10-inch pizza, offered with 3 choices of toppings. Unlike Piestro's glass display of the pizza assembly and baking process, Basil Street's product features a video display screen at the front of the machine.

- **Let's Pizza** – Let's Pizza features a vending machine prototype. The machine dispenses pre-portioned and pre-packaged ingredients with automatic kneaded dough to compile the product in under 3 minutes. It takes a conventional vending machine outlook with cash dispensary and button-press display. The company is based in Europe and first launched in 2009 with a less customizable version of their product.

- Competition also exists in current regional and national pizza restaurants. The customization features, 24/7 access and low labor and real estate cost enables Piestro to generate a higher return and profit margin than comparable brick-and-mortar stores. Piestro's ability to partner with delivery services and remote ordering feature further increase the competitiveness in both the traditional and automated pizza space.

800 Degrees Go, Inc.

In August 2021, 800 Degrees Go, Inc. was formed as a joint venture between Piestro, Inc. and 800 Degrees Pizza, LLC. 800 Degrees Go. is building a highly scalable, tech-enabled pizza dining concept that responds to consumer demand for convenient, high-quality, fast casual dining options. Using cost- and space-efficient cooking technology, the Company intends to expand through delivery-only restaurants (ghost kitchens), low-footprint brick-and-mortar restaurants, and "800° GO by Piestro" Piestro pods. By rapidly scaling through ghost kitchens, 800 Degrees Go is establishing a presence for the brand across different markets, which 800 Degrees Go will follow with the brick-and-mortar stores and ultimately the Piestro pods. The brick-and- stores will ultimately serve as commissaries for the "800° GO by Piestro" Piestro pods. To date 800 Degrees Go has opened approximately 40 ghost kitchens in 13 markets across the United States and in Dubai, UAE. 800 Degrees Go has signed a non-binding LOI with Piestro to purchase 3,600 units over the next five years. In addition, Piestro is a 50% owner of 800 Degrees Go, Inc.

Wavemaker Partners and Wavemaker Labs

As a Wavemaker Labs company, Piestro has access to several valuable resources. Wavemaker is a venture capital ("VC") firm called Wavemaker Partners and a corporate venture studio called Wavemaker Labs under one roof, which brings value to Piestro in several ways:

Wavemaker Partners: Top-Decile Venture Capital Fund since 2003 with $500mm+ assets under management

- **Capital** - Wavemaker is the lead investor of Piestro and provides valuable insights from over 16 years in the venture ecosystem that will help Piestro in current and future capital raises.
- **Customer Introductions** - With an extensive network, Wavemaker is able to provide Piestro access to LPs, acquirers, international corporations and other business relationships. Furthermore, Wavemaker Partners is part of the Draper Venture Network, which has 800+ relationships in 550+ corporations around the world. Access to any one of these relationships is one email away.
- **Global Network** - Wavemaker is dual headquartered in LA and Singapore, which gives Piestro the ability to scale globally with extensive connections across multiple continents.

Wavemaker Labs: Corporate Innovation Venture Studio

- **Connections -** Wavemaker Labs has internal teams spanning finance, marketing, human resources, and operations that can assist Piestro in growing its business.
- **Resources -** Piestro benefits from free office space, accounting, legal, and various other resources to keep the business lean during its early growth stages.
- **Product Acceleration -** In-house roboticists and engineers are devoting time and energy to evaluate and build the initial software and hardware packages for Piestro.
- **Focus and Track Record -** Wavemaker Labs has a history of commercializing robotics in Food and Agriculture, which provides Piestro with valuable expertise and insights at minimal to no cost.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

The Company is currently led by CEO Massimo De Marco, COO Kevin Morris, and Director James Buckly Jordan. Piestro also relies on part-time contractors for a variety of functions, including marketing, business development, and finance. As a part of our current capital raise, we plan to hire additional engineers to accelerate product development, with the goal of completing a production-ready unit as quickly as possible. Additional hires will include individuals in sales, marketing, and administrative roles.

Name	Position	Age	Term in Office
Executive Officers			
James Jordan	Chairman & President	41	Indefinite, appointed December 2017
Massimo Noja de Marco	CEO	58	Indefinite, appointed May 2020
Kevin Morris	COO	39	Indefinite, appointed September 2019
Directors			

| James Jordan | Director | 41 | Indefinite, appointed December 2017 |

Massimo De Marco, CEO

Massimo founded Kitchen United in 2017, a commercial kitchen service for brick & mortar and online restaurants where he also served as the CEO. He also owned and operated PH+E, a boutique consulting firm focusing on opening restaurants, hotels and bars across the US, Mexico and Europe from 2014 to 2019. Previously, he was the Vice President of Operations Hospitality at Wolfgang Puck Catering and Events, overseeing operations for all venues in southern California. Formerly, Massimo owned and operated restaurants in NYC and LA and ran the Food and Beverage Department for The Ritz Carlton in Marina Del Rey and Hillcrest Country Club in Beverly Hills. Massimo is a seventh-generation Hospitality professional in the Lake District outside of Milan, Italy, where he graduated with a degree in Hospitality Management and a Bachelors in Public Relations from IULM University in Milan. For three years he ran his family's business composed of boutique hotels and restaurants in Italy.

Kevin Morris, COO

COO Kevin Morris also oversees operations, finance and strategy at Wavemaker Labs, a corporate venture studio founded in 2016. In addition, he is CFO and director of 800 Degrees Go, Inc. and serves as the CFO of Miso Robotics, a robotic kitchen assistant company in Southern California; CFO of Future Pearl Labs, Inc. (dba Bobacino), developer of an autonomous boba tea shop; Principal Financial Officer of Graze, Inc, developer of an autonomous commercial lawnmower; and CFO of Future Acres, Inc., developer of an autonomous farm transport robot. Previously, Morris was COO/CFO of Denim.LA, Inc. (dba DSTLD), where he oversaw operations, finance, customer service and market strategy and analytics from 2014-2019. Before DSTLD, Morris was the Vice President of Sales at Elegant Sports (Adidas Gymnastics) from 2013-2014 and worked at the International Revenue Management sector of American Airlines from 2012-2013. He obtained an MBA from the UCLA Anderson School of Management in 2011.

James Buckly Jordan, Director & President

James Jordan has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. He also serves as the CEO of Miso Robotics, a company that produces robotic kitchen assistants in Southern California, and serves as a director of 800 Degrees Go, Inc., as well as multiple early stage companies in the robotics space being developed out of Wavemaker Labs, including Graze, Inc., developer of an autonomous commercial lawnmower; Future Pearl Labs, Inc. (dba Bobacino), developer of an autonomous boba tea shop; and Future Acres, Inc., developer of an autonomous farm transport robot. Previously, Jordan was Managing Partner at early stage venture fund Canyon Creek Capital, a position he has held since 2010. Jordan is a technologist and early stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high-growth markets, such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media and others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector's office, and as an Army Blackhawk Pilot.

Compensation of Directors and Executive Officers

Through December 31, 2021, we compensated our three highest paid directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation		Other Compensation		Total Compensation	
James Jordan	Chairman and President	$	0	$	0	$	0
Massimo Noja de Marco	CEO	$	144,000	$	0	$	144,000
Kevin Morris	COO	$	0	$	0	$	0

The Company hired Massimo Noja de Marco as CEO in April 2020. His equity compensation includes 412,088 shares of Common Stock of the Company granted as stock options, 164,835 of which vest over 4 years with a 1-year cliff. The remaining 247,253 have no vesting schedule.

The Company hired Kevin Morris as COO in September of 2019. His compensation includes equity equal to 62,967 shares of Common Stock of the Company granted as stock options, which vest fully over 4 years with a 1-year cliff.

CAPITALIZATION AND OWNERSHIP

Description of Capital Stock
The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and our Bylaws. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Piestro's authorized capital stock consists of 10,000,000 shares of Common Stock, $0.0001 par value per share. Additionally, our authorized capital stock consists of 5,000,000 shares of Preferred Stock, and 3,000,000 shares of Class F Stock, $0.0001 par value per share. As of December 31, 2021, the Company had issued 2,882,332 shares of Class F Stock and 2,676,544 shares of Common Stock, as well as granted 1,363,321 Common Warrants and 831,758 Common Stock Options.

Common Stock

Voting Rights and Proxy
Each holder of Common Stock has the right to one vote per share of Common Stock and is entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The holders of Class F Stock and Common Stock will vote together as a single class on all matters, except as required by applicable law. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's President to (i) vote all securities

held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as Exhibit 4 to the Offering Statement of which this Offering Circular forms a part.

Election of Directors
Elections of directors don't need to be by written ballot unless the Bylaws of the Corporation shall so provide.

Dividend Rights
Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock, as the case may be, and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Liquidation Rights
In the event of any Liquidation Event, whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution will be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

Other Rights
Neither the Class F Stock nor the Common Stock is redeemable by any holder thereof.

Class F Stock

General
Our Class F Stock has been issued to founders of the Company. Under the terms of our Amended and Restated Certificate of Incorporation, we are authorized to issue up to 3,000,000 shares of our Class F Stock. As provided by the Company's Amended and Restated Articles of Incorporation, following the closing on a preferred equity financing, 10% (or 300,000) shares of the Company's Class F Stock will be converted into shares of the subsequent series of preferred stock.

Dividend Rights
Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets

of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock, as the case may be, and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Election of Directors
Elections of directors do not need to be by written ballot unless the Bylaws of the Corporation shall so provide.

Voting Rights
Each holder of the Class F is entitled to one vote for each share of Common Stock, which would be held by each stockholder if all of the Class F was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Class F Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Class F Stock, Common Stock, and Preferred Stock provided that in accordance with the terms of the Company's Amended and Restated Certificate of Incorporation.

As long as any shares of Class F Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of Class F Stock, (i) amend, alter or repeal any provision of this Certificate of Incorporation or bylaws of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Stock; (ii) increase or decrease the authorized number of shares of Class F Stock or Common Stock; (iii) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Liquidation Event; or (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or consent to any of the following.

Liquidation Rights
In the event of any Liquidation Event, whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution will be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

Conversion Rights
Upon each equity financing ten percent (10%) of the shares of Class F Stock held by each holder of Class F Stock will automatically convert into shares of the subsequent series of preferred stock of the Corporation that is issued.

Each share of Class F Stock is convertible at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into one fully paid and nonassessable share of Common Stock.

Any share of Class F Stock that is sold by the holder thereof in connection with a preferred equity financing shall, subject to restrictions on the transfer of such share under the bylaws of the Corporation or applicable agreements, automatically convert into shares of the Subsequent Preferred Stock at the applicable Conversion Ratio, effective immediately upon the purchase of such share of Class F Stock by an investor in connection with such Equity Financing (whether or not such investor otherwise participates in the Equity Financing).

Provisions of Note in Our Bylaws

Under Article VII of our Bylaws, as amended, the sole and exclusive judicial forum for the following actions will be the Court of Chancery of the State of Delaware:

(1) Any derivative action or proceeding brought on behalf of the Corporation;

(2) Any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders;

(3) Any action asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or Bylaws;

(4) Any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; or

(5) Any action asserting a claim against the Corporation governed by the internal affairs doctrine.

Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. This provision does not apply to actions arising under the Securities Act. Further, it does not apply to actions arising under the Exchange Act as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

RECENT OFFERINGS OF SECURITIES

On June 5, 2020, the Company began a Regulation CF equity crowdfunding campaign, through which it issued an aggregate of 686,514 shares of Common Stock for gross proceeds of $1,052,980, or $1.53 per share (effective price of $1.63 per share offering after issuance of bonus shares to certain investors). Shares purchased by subscribers in this offering are subject to an irrevocable proxy whereby all voting rights are held by the company's CEO, or his or her successor. Additionally, the Company raised $100,000 and issued 61,350 shares of Common Stock in a concurrent offering to accredited investors.

On March 18, 2021, the Company began a Regulation A equity crowdfunding campaign, through which it issued an aggregate of 1,794,984 shares of Common Stock for gross proceeds of $4,230,715, or $2.56 per share (effective price of $2.36 per share offering after issuance of bonus shares to certain investors). Shares purchased by subscribers in this offering are subject to an irrevocable proxy whereby all voting rights are held by the company's CEO, or his or her successor.

In 2021, the Company also raised $125,000 and issued 51,057 shares of Common Stock through a Regulation D offering to accredited investors.

On January 28, 2022 and continuing for up to twelve (12) months, the Company is offering Common Stock to investors through an offering under Regulation A. Through this offering, the Company has qualified up to 1,924,928 shares of Common Stock, plus up to 288,739 shares of Common Stock to be issued as Bonus Shares. The shares of Common Stock will be subject to an irrevocable proxy whereby all voting rights will be held by the company's President.

Security Ownership of Management and Certain Security Holders

Security Ownership of Management and Certain Security Holders

Title of Class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class F Stock	James Jordan	2,268,159 shares held through Future VC, LLC.	N/A	78.69%
Class F Stock	Future VC, LLC	2,268,159 shares held directly	N/A	78.69%
Common Stock	James Jordan	N/A	30,000 shares held as stock options	3.61%
Common Stock	Kevin Morris	N/A	62,967 shares held as stock options	7.57%
Common Stock	Massimo Noja De Marco	N/A	412,088 shares held as stock options	49.54%
Common Stock	All directors and officers as a group	N/A	505,055 shares held as stock options in total	60.72%
Class F Stock	All directors and officers as a group	2,268,159 Class F shares held in total	N/A	78.69%

(1) All addresses are c/o Future VC, LLC, 1661 E. Franklin Avenue, El Segundo, CA 90245.

Amounts are as of April 2022. The final column (Percent of Class) includes a calculation of the amount the person owns of that particular class, and not total ownership or voting power.

Stock Incentive Plan

In April 2020, the Company adopted the Future Labs VI, Inc. 2020 Stock Plan ("2020 Plan"), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights ("SARs") and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 831,760 shares as of December 31, 2021. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2020 Plan's inception. As of the date of this Offering Circular, there are 2 shares available for grant under the 2020 Plan. Options issued under the plan include the 412,088 to Massimo Noja de Marco, as identified above.

FINANCIAL DISCUSSION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. The Company's audited financial statements for the years ended December 31, 2020 and December 31, 2021 are attached hereto as Exhibit A.

Management's Discussion and Analysis on Financial Condition and Results of Operations
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes attached hereto as Exhibit A. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2021 and 2020
Through fiscal years ended December 31, 2020 and 2021, the Company was in an early stage of development and had not generated revenue.

In 2020, the Company focused the majority of its efforts and expenses on developing its first proof of concept prototype. As such, the Company incurred $1,347,133 in research and development (R&D) expenses during this time period. The Company also incurred $138,144 in general and administrative (G&A) expenses during this period, mostly related to business development and fundraising efforts. In 2021, the Company built its second prototype and increased its business development efforts. As such, the company incurred $5,199,211 in R&D expenses and $725,269 on G&A expenses.

The Company also incurred sales and marketing related costs totaling $308,018 in 2020 and $386,933 in 2021. In 2020, these covered branding and marketing and Company promotion as part of our Regulation CF equity crowdfunding campaign. In 2021, these were focused largely on promoting the Company as part of our Regulation A equity crowdfunding campaign.

Of note, Piestro is able to mitigate high costs associated with early hardware development because of the shared access to exceptional engineers and equipment in the Wavemaker Labs venture studio under the terms of our Master Services Agreement with Wavemaker Labs. The Company incurred costs for services rendered by Wavemaker Labs totaling $4,693,477 in 2021.

Liquidity and Capital Resources – Fiscal Years Periods Ended December 31, 2021 and 2020
As of December 31, 2021, the Company's cash on hand was $60,749, and the Company still had loans receivable of $281,686 from related parties, as well as $16,430 in interest receivable from

those related parties. This is compared to a loan receivable balance of $989,745 and an interest receivable of $43,553 as of December 31, 2020 from one of the same related parties.

As mentioned in "Recent Offerings of Securities" above, the Company launched a Regulation CF campaign on June 5, 2020 to raise capital. This round was facilitated via StartEngine Capital at a pre-money valuation of $6,000,000. Through it, the Company raised $1,052,980. Additionally, the Company raised $100,000 and issued 61,350 shares of Common Stock in a concurrent offering to accredited investors. On March 18, 2021, the Company launched a Regulation A equity crowdfunding campaign, also facilitated by StartEngine Capital. The Company raised $4,230,715 on a pre-money valuation of $12,000,000.

The Company is not generating revenue and requires the continued infusion of new capital to continue business operations. Thus, the Company has embarked on another Regulation A crowdfunding campaign, as mentioned in 'Recent Offerings of Securities" above, to raise additional capital. Through this campaign, the Company seeks to raise up to $20,000,000 on a pre-money valuation of $80,000,000. In addition to this crowdfunding offering, the Company may try to raise additional capital through other crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Plan of Operations
The Company has not yet generated any revenues and currently has a small team of employees and consultants that have helped us achieve the progress we've realized to date. In accordance with the "Use of Proceeds" set out in our current Regulation A Offering, we will hire more engineers to help us complete our next prototype. Based on our projections, we estimate that we will complete this prototype in 2022.

If we raise the maximum amount of funds, we anticipate moving into small-scale manufacturing in early 2023 and beginning to generate revenue by the end of the year. However, we still anticipate having to raise additional funds for the business within 12 to 16 months, as we will remain in a capital-intensive period while we build up the Company's revenue and gain production efficiencies with scale.

Although many businesses are financially impacted by COVID-19, we believe our product will see an increase in demand due to its touchless nature. However, it remains true that the long-term economic impact of COVID-19 are uncertain.

Trend Information
The Company had minimal expenses from launching in late 2017 through June 30, 2020. After raising capital through its Regulation CF campaign in 2020, the Company was able to ramp up product development efforts - and therefore expenses - in the second half of 2020. The Company completed a fully functional prototype in early 2022 and expects to complete the next version of the machine and produce several units for piloting by the end of the year. Prior to that, we anticipate increased expenses associated with engineering, research and development, business development, marketing, and fundraising. Any delays in the development process could have an effect on the Company's ability to meet this deadline. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process.

RELATED PARTY TRANSACTIONS AND BAD ACTOR DISCLOSURE

Related Party Transactions
In June 2018, the Company issued a loan to Wavemaker Partners V LP, with a total principal of $250,000 with a 6% compounded per annum interest rate. The maturity date of this loan was July

1, 2021. Effective June 30, 2021, the Company forgave the outstanding note, including accrued interest of $48,904. In exchange for the note's forgiveness, the shareholders of Wavemaker Partners V contributed 117,668 Class F shares to the Company's treasury. Accordingly, $298,904 was recorded to treasury stock. Wavemaker Partners V LP is a partial owner in Future VC, LLP, which currently owns 42% of the Company's Common Stock.

In 2020, the Company loaned an aggregate of $739,745 to related parties Graze, Inc. (f/k/a Future Labs V, Inc.) and Wavemaker Labs, Inc. (f/k/a Future Labs VII, Inc.). The loans bore interest from 3% to 6% per annum with varying maturity dates in 2021. During 2020 and 2019, the Company received an aggregate of $33,000 and $4,000, respectively, from related-party notes from related parties Future Labs III, Inc. (d/b/a Future Acres) and Future VC, LLC. The notes bore interest at 3% per annum and matured at varying dates through 2021. During 2021, the Company netted loans and interest receivable with these related parties and had no other loan receivables outstanding from them as of December 31, 2021.

As of December 31, 2020, the Company had incurred unpaid related-party costs (accounts payable) of $1,442,949 for services rendered by Wavemaker Labs, as indicated in the Financial Discussion above.

In October 2021, Piestro signed an agreement with 800 Degrees Go, Inc. – of which Piestro is a 50% owner – whereby Piestro agreed to lend 800 Degrees Go, Inc. a revolving loan of up to an aggregate principal amount of $1,000,000 under a senior secured promissory note bearing 3% simple interest per annum. The anticipated maturity date for the note is December 31, 2022. As of December 31, 2021, $150,000 had been loaned to the Company under this note, none of which had been repaid. The Company may prepay any outstanding balance due on the note without penalty. The note is secured by a first priority lien on the assets of the Company.

In March 2020, the Company signed a Master Services Agreement ("MSA") with Wavemaker Labs, Inc. (f/k/a Future Labs VII, Inc), where Wavemaker Labs would provide various consulting services for the Company. The services performed include financial, business development, product development, and engineering consulting work pursuant to specific statements of work. Wavemaker Labs has common ownership with the Company via all of its Class F shareholders, including Future VC, LLC, which have the same number of Class F shares in the Company as they do in Future Labs VII, Inc. As a part of this MSA, Wavemaker Labs will invoice the Company as much as twice a month for each hour of labor exerted and all materials expenses.

Bad Actor Disclosure
None

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Piestro, Inc. (f/k/a Future Labs VI, Inc.)

By /s/ *James Buck Jordan*
James Buck Jordan, Director
Piestro, Inc.
Date: May 2, 2022

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

By /s/ *Massimo Noja De Marco*
Massimo Noja De Marco, Chief Executive Officer
Piestro, Inc.
Date: May 2, 2022

By /s/ *James Buck Jordan*
James Buck Jordan, Director
Piestro, Inc.
Date: May 2, 2022

By /s/ *Kevin Morris*
Kevin Morris, Chief Financial Officer and Chief Accounting Officer
Piestro, Inc.
Date: May 2, 2022

EXHIBITS

Index to Exhibits

Exhibit A: Audited Financial Statements for the fiscal years ending December 31, 2021 and 2020

PIESTRO, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2021 AND 2020

To the Board of Directors of
Piestro, Inc.
Santa Monica, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Piestro, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $6,289,258 and $1,773,765 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $8,107,263, limited liquid assets with $60,749 of cash, and a working capital deficit of $1,008,991. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC
Denver, Colorado
April 30, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PIESTRO, INC.

BALANCE SHEETS

	December 31,	
	2021	**2020**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 60,749	$ 155,361
Due from related party	131,686	-
Loan receivable, related party	150,000	989,745
Interest receivable, related party	16,430	43,553
Escrow receivable	100,000	59,041
Deferred offering costs	-	24,967
Total current assets	458,865	1,272,667
Joint venture, equity method	-	-
Deposits	9,200	-
Total assets	$ 468,065	$ 1,272,667
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable, related party	$ 1,128,126	$ 1,442,949
Accounts payable	231,312	94,018
Accrued expenses	-	8,808
Loan payable, related party	104,500	49,750
Interest payable, related party	3,918	866
Total liabilities	1,467,856	1,596,391
Commitments and contingencies (Note 11)		
Stockholders' equity (deficit)		
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 and 0 shares issued and outstanding as of both December 31, 2021 and 2020	-	-
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 2,882,332 and 3,000,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively	288	300
Common stock, $0.0001 par value, 10,000,000 shares authorized, 2,676,544 and 782,956 shares issued and outstanding as of December 31, 2021 and 2020, respectively	268	78
Additional paid-in capital	7,405,819	1,543,903
Subscription receivable	-	(50,000)
Treasury stock	(298,904)	-
Accumulated deficit	(8,107,263)	(1,818,005)
Total stockholders' equity (deficit)	(999,792)	(323,725)
Total liabilities and stockholders' equity (deficit)	$ 468,065	$ 1,272,667

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2021	2020
Net revenue	$ -	$ -
Operating expenses:		
Research and development	5,199,211	1,347,123
Sales and marketing	386,933	308,018
General and administrative	725,269	138,144
Total operating expenses	6,311,413	1,793,285
Loss from operations	(6,311,413)	(1,793,285)
Other income (expense):		
Loss on joint venture, equity method	(1,500)	-
Interest income	27,188	20,340
Interest expense	(3,533)	(820)
Total other income (expense), net	22,155	19,520
Provision for income taxes	-	-
Net loss	$ (6,289,258)	$ (1,773,765)
Weighted average common shares outstanding - basic and diluted	1,427,547	998,661
Net loss per common share - basic and diluted	$ (4.41)	$ (1.78)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Class F Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount					
Balances at December 31, 2019	-	$ -	-	$ -	3,000,000	$ 300	$ 313,237	$ -	$ -	$ (44,240)	$ 269,297
Conversion of common stock to Class F stock	-	-	3,000,000	300	(3,000,000)	(300)	-	-	-	-	-
Issuance of common stock, net of issuance costs	-	-	-	-	747,864	75	1,152,905	(50,000)	-	-	1,102,980
Issuance of common stock for services	-	-	-	-	35,092	4	57,196	-	-	-	57,200
Offering costs	-	-	-	-	-	-	(102,275)	-	-	-	(102,275)
Stock-based compensation expense	-	-	-	-	-	-	122,837	-	-	-	122,837
Net loss	-	-	-	-	-	-	-	-	-	(1,773,765)	(1,773,765)
Balances at December 31, 2020	-	-	3,000,000	300	782,956	78	1,543,903	(50,000)	-	(1,818,005)	(323,725)
Receipt of subscription receivable	-	-	-	-	-	-	-	50,000	-	-	50,000
Issuance of common stock pursuant to Regulation A offering	-	-	-	-	1,842,531	184	4,230,531	-	-	-	4,230,715
Offering costs	-	-	-	-	-	-	(896,770)	-	-	-	(896,770)
Issuance of common stock pursuant to Regulation D	-	-	-	-	51,057	5	124,995	-	-	-	125,000
Repurchase of shares in settlement of notes receivable and accrued interest receivable	-	-	(117,668)	(12)	-	-	12	-	(298,904)	-	(298,904)
Warrants issued from settlement of accounts payable, related party	-	-	-	-	-	-	1,959,825	-	-	-	1,959,825
Stock-based compensation expense	-	-	-	-	-	-	443,324	-	-	-	443,324
Net loss	-	-	-	-	-	-	-	-	-	(6,289,258)	(6,289,258)
Balances at December 31, 2021	-	$ -	2,882,332	$ 288	2,676,544	$ 268	$ 7,405,819	$ -	$ (298,904)	$ (8,107,263)	$ (999,792)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2021	2020
Cash flows from operating activities:		
Net loss	$ (6,289,258)	$ (1,773,765)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	443,324	122,837
Common shares issued for services	-	57,200
Changes in operating assets and liabilities:		
Interest receivable, related party	(27,121)	(20,340)
Deposits	(9,200)	-
Accounts payable, related party	4,697,356	1,442,949
Accounts payable	137,294	94,019
Accrued expenses	(8,808)	8,808
Interest payable, related party	3,534	820
Net cash used in operating activities	(1,052,879)	(67,471)
Cash flows from investing activities:		
Advances to related party	(131,686)	-
Issuance of loans to related parties	(2,892,000)	(739,745)
Net cash used in investing activities	(3,023,686)	(739,745)
Cash flows from financing activities:		
Proceeds from related party loans	496,000	45,750
Repayments of related party loans	(7,000)	-
Proceeds from issuance of common stock	4,364,756	941,664
Offering costs	(871,803)	(24,967)
Net cash provided by financing activities	3,981,953	962,447
Net change in cash and cash equivalents	(94,612)	155,231
Cash and cash equivalents at beginning of period	155,361	130
Cash and cash equivalents at end of period	$ 60,749	$ 155,361
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Warrants issued from settlement of accounts payable, related party	$ 1,959,825	$ -
Loans and interest receivable offset to accounts payable	$ 3,052,354	$ -
Loans and interest receivable offset to notes and interest payable	$ 434,732	$ -
Subscription receivable	$ -	$ 50,000
Escrow receivable	$ 100,000	$ 59,041
Repurchase of shares in settlement of notes receivable and accrued interest receivable	$ 298,904	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Piestro, Inc. (the "Company") is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs VI, Inc. On November 25, 2020, the Company changed its name to Piestro, Inc. The Company was formed to sell automated pizza vending machines. The Company is headquartered in Santa Monica, California.

As of December 31, 2021, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, product development efforts, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $6,289,258 and $1,773,765 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $8,107,263, limited liquid assets with $60,749 of cash, and a working capital deficit of $1,008,991. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Joint Ventures

Joint ventures are assessed under ASC 323, ASC 805, and ASC 810.

The Company accounts for joint venture investments based upon the Company's ownership percentage and control of the investee joint venture asset. If the Company has a 20% interest in the joint venture, but less than a 50% interest in the investment, and certain other criteria are met centrally around joint control, the investment will be accounted for using the equity method of accounting. Furthermore, If the Company does not have the power to direct the activities that most significantly impact the economic performance of the JV, and therefore

is not the primary beneficiary, the investment will be accounted for using the equity method of accounting.   The equity method of accounting records the Company's share of periodic income (loss) in the joint venture investment. The joint venture asset is increased (decreased) based upon the ownership percentage of income (loss). The Company's share of income (loss) is included in the statement of operations. The equity method of accounting is used only when an investor or investing company can exert a significant influence over the investee.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity on the balance sheet.

Equity Method Investments

The Company uses the equity method to account for investments in which it has the ability to exercise significant influence over the investee's operating and financial policies, or in which its holds a partnership or limited liability company interest in an entity with specific ownership accounts, unless it has virtually no influence over the investee's operating and financial policies. The Company follows the guidance in ASC 323-30-35-3, which prescribes the use of the equity method for investments where the Company has significant influence. Equity method investments are recorded at cost and are adjusted to recognize (1) the Company's share, based on percentage ownership or other contractual basis, of the investee's net income or loss after the date of investment, (2) amortization of the recorded investment that exceeds the Company's share of the book value of the investee's net assets, (3) additional contributions made and dividends received, and (4) impairments resulting from other-than-temporary declines in fair value.   Gain (loss) on equity investment includes realized gains or losses upon the sale of the investment and are included as other income (expense) in the statements of operations.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation.* The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2021 and 2020 are as follows:

	Year Ended December 31,	
	2021	2020
Class F stock	2,882,332	-
Options to purchase common stock	831,758	666,923
Warrants	1,363,321	32,967
Total potentially dilutive shares	5,077,411	699,890

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **LOAN RECEIVABLE, RELATED PARTY**

The following is a summary of related party loan receivables as of December 31, 2021 and 2020:

Name	Outstanding Balance as of December 31,	
	2021	2020
800 Degrees GO, Inc.	$ 150,000	$ -
Future Labs V, Inc.	-	9,500
Future Labs VII, Inc.	-	730,245
Wavemaker Partners V, LP	-	250,000
	$ 150,000	$ 989,745

During 2021, the Company netted certain loans and interest receivable totaling $3,487,086 to certain accounts payable, notes payable, and accrued interest payable with the corresponding related party entities. As of December 31, 2021, the Company had no other loan receivables outstanding with related parties from its existing 2020 loans. Refer to Note 5.

Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $48,904. In exchange for the note's forgiveness, the shareholders of Wavemaker Partners V contributed 117,668 Class F shares to the Company's treasury. Accordingly, $298,904 was recorded to treasury stock.

In October 2021, Piestro signed an agreement with 800 Degrees Go, Inc. – of which Piestro is a 50% owner – whereby Piestro agreed to lend 800 Degrees Go, Inc. a revolving loan of up to an aggregate principal amount of $1,000,000 under a senior secured promissory note bearing 3% simple interest per annum. The anticipated maturity date for the note is December 31, 2022. As of December 31, 2021, $150,000 had been loaned to the Company under this note, none of which had been repaid. The Company may prepay any outstanding balance due on the note without penalty. The note is secured by a first priority lien on the assets of the Company.

During the years ended December 31, 2021 and 2020, the Company recognized interest income of $27,188 and $20,340, respectively. Accrued interest receivable outstanding as of December 31, 2021 and 2020 was $16,430 and $43,553, respectively.

5. LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of December 31, 2021 and 2020:

Name	Outstanding Balance as of December 31,	
	2021	2020
Future Labs III, Inc.	$ -	$ 7,000
Future Labs V, Inc.	20,500	-
Future Labs VII, Inc.	40,000	12,750
Future VC, LLC	44,000	30,000
	$ 104,500	$ 49,750

During 2021, the Company netted certain loan and interest receivable against notes and interest payables totaling $434,732 with the corresponding related party entities. Refer to Note 4.

During the years ended December 31, 2021 and 2020, the Company incurred interest expense of $3,533 and $820, respectively. Accrued interest payable outstanding as of December 31, 2021 and 2020 was $3,918 and $866, respectively. All notes bear interest at 3% per annum and mature in 2022 after extensions of the original 2020 maturities.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

6. JOINT VENTURE

The Company made an investment of $1,500 into 800 Degrees GO, Inc., a Delaware corporation, (the "JV") as a joint venture investment, for 15,000,000 shares of the JV's common stock (50% of the initial shares issued and outstanding of JV's common stock, 49.92% ownership as of December 31, 2021). The JV was formed to launch and scale a low-cost, small-footprint, tech-enabled pizza restaurant concept that responds to consumer demand for convenient, high-quality, fast casual dining options.

The Company has concluded that the JV is a variable interest entity, but the Company does not have the power to direct the activities that most significantly impact the economic performance of the JV, and therefore is not the primary beneficiary. The Company accounts for the investment using the equity method of accounting for investments. Accordingly, the Company recorded its share of the JV's 2021 net loss until its recorded basis was $0, which is the basis of the investment as of December 31, 2021.

As of December 31, 2021, the JV had assets of $139,266, liabilities of $721,184 (including $300,000 to the Company as discussed in Notes 4 and 10, stockholders' deficit of $(581,918), no revenues, and a net loss of $672,118.

7. STOCKHOLDERS' EQUITY (DEFICIT)

As of December 31, 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. The Company is authorized to issue 5,000,000 shares of Preferred Stock, 3,000,000 shares of Class F Stock and 10,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The Preferred Stock and Class F Stock are convertible into shares of common stock.

The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock.

As of December 31, 2021 and 2020, there were no shares of Preferred Stock issued or outstanding.

The holders of Class F and common stock shall have the following rights and preferences:

Voting

Each holder of common stock shall have the right to one vote per share. Each holder of Class F stock shall have the right to one vote for each share of common stock into which such Class F stock could then be directly converted (without first being converted to another series of subsequent preferred stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. The holders of Class F stock and common stock shall vote together as a single class on all matters.

Dividends

The holders of Preferred Stock, Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the entire assets of the Company legally available for distribution shall be distributed among the holders of the Class F stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such Class F stock into common stock).

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into an equal number of shares of common stock.

Upon each future equity financing, as defined in the Company's articles of incorporation, 10% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a "Shadow Series" (as defined in the Company's articles of incorporation) of shares of the series of preferred stock of the Company that is issued in such equity financing at the applicable Class F conversion ratio (as in the Company's articles of incorporation). The Shadow Series of shall have identical rights, privileges, preferences, and restrictions except that (i) the liquidation preference per share of the Shadow Series shall equal $0.50 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred), with corresponding adjustments to any price-based antidilution and dividend rights provisions, (ii) the Shadow Series shall be excluded from voting with the Preferred Stock on any matters of the Company which either the Equity Financing Preferred Stock, specifically, or preferred stock of the Company, generally, have veto rights over, and (iii) the Shadow Series shall be excluded from any future rights or most favored nations privileges.

Stock Transactions

In 2021, the Company completed Regulation A+ and Regulation D offerings and issued an aggregate of 1,794,984 shares of common stock for gross proceeds of $4,230,715, or $2.56 per share (effective price of $2.36 per share after share bonuses). The Company incurred $896,770 in offering costs pertaining to the raise. The Company issued 47,547 shares of common stock in 2021 to its broker in connection with this offering and its Regulation CF offering. As of December 31, 2021, the Company had an escrow receivable of $100,000 pertaining to the Regulation A+ raise.

In 2021, the Company issued 51,057 shares of common stock under Regulation D offerings for gross proceeds of $125,000.

Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $48,904. In exchange for the note's forgiveness, the shareholders of Wavemaker Partners V contributed 117,668 Class F shares to the Company's treasury. Accordingly, $298,904 was recorded to treasury stock.

In April 2020, all 3,000,000 shares of common stock outstanding were converted into 3,000,000 shares of Class F Stock.

In 2020, the Company completed a Regulation CF offering and issued an aggregate of 686,514 shares of common stock for gross proceeds of $1,052,980, or $1.53 per share (effective price of $1.63 per share offering after issuance of bonus shares to certain investors). As of December 31, 2020, the Company had an escrow receivable of $59,041, pertaining to this offering, which was received in 2021.

In September 2020, the Company issued 61,350 shares under of common stock Regulation D for proceeds of $100,000. As of December 31, 2020, the Company had a subscription receivable of $50,000 pertaining to a Reg D issuance, which was received in 2021.

In December 2020, the Company issued 35,092 shares of common stock pursuant to an agreement for services. The fair value of $57,200 was included in sales and marketing expenses in the statements of operations.

8. STOCK-BASED COMPENSATION

Future Labs VI, Inc 2020 Stock Plan

In April 2020, the Company has adopted the Future Labs VI, Inc 2020 Stock Plan ("2020 Plan"), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights ("SARs") and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 831,760 shares as of December 31, 2021. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2020 Plan's inception. As of December 31, 2021, there are 2 shares available for grant under the 2020 Plan. Stock options granted under the 2020 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the years ended December 31, 2021 and 2020 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	-	$ -	$ -
Granted	666,923	0.92	
Exercised	-	-	
Forfeited	-	-	
Outstanding as of December 31, 2020	666,923	$ 0.92	$ 558,791
Granted	164,835	0.50	
Exercised	-	-	
Forfeited	-	-	
Outstanding as of December 31, 2021	831,758	$ 0.73	$ 1,518,589
Exercisable as of December 31, 2021	639,116	$ 0.71	$ 1,182,660

The total grant-date fair value of the options granted during the years ended December 31, 2021 and 2020 were $370,878 and $267,196, respectively. As of December 31, 2021, the weighted average duration to expiration of outstanding options was 7.6 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended December 31,	
	2021	2020
Risk-free interest rate	0.87% - 1.11%	0.46% - 1.37%
Expected term (in years)	5.23	6.07
Expected volatility	85.00%	44.43%
Expected dividend yield	0%	0%
Fair value per option	$2.25	$0.21 - $0.69

Stock-based compensation expense for stock options of $443,324 and $115,551 were recognized under FASB ASC 718 for the years ended December 31, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $79,200 as of December 31, 2021, which will be recognized over a weighted average period of 2.2 years.

Warrants

In September 2021, the Company granted warrant to purchase 564,797 shares of common stock with an exercise price of $0.01 per share to 800 Degrees Pizza, LLC in connection with the formation of 800 Degrees Go, Inc. (see note 9). The grant-date fair value was $2.55 per share based on a Black-Scholes valuation using inputs commensurate with the options valuations inputs discussed above. The warrants vest upon the achievement of certain milestones pertaining 800 Degrees Go's operations. As of December 31, 2021, no milestones were met and no warrants had vested. Accordingly, the Company did not record any stock-based compensation. Unrecognized expense on this warrant as of December 31, 2021 was $1,440,232.

In January 2020, the Company granted warrants to purchase 32,967 shares of common stock with an exercise price of $0.50 per share to a related party as consideration for services. The grant-date fair value was $0.22 per share based on a Black-Scholes valuation using inputs commensurate with the options valuations inputs discussed above. The warrants vested immediately upon grant. As of December 31, 2021 and 2020, 32,967 warrants had vested. Stock-based compensation expense of $7,286 was recognized under ASC 718 for the year ended December 31, 2020.

Refer to Note 10 for warrants issued to a related party in settlement of accounts payable.

A summary of information related to warrants for the years ended December 31, 2021 and 2020 is as follows:

	Warrants	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2019	-	$	-	$	-
Granted	32,967		0.50		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2020	32,967	$	0.50	$	-
Granted	1,330,354		0.16		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2021	1,363,321	$	0.17	$	3,261,272
Exercisable as of December 31, 2021	798,524	$	0.28	$	1,821,038

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Year Ended December 31,			
	2021		2020	
General and administrative expenses	$	433,383	$	120,566
Research and development expenses		9,942		2,271
	$	443,324	$	122,837

9. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $708,236 and $458,350, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,			
	2021		2020	
Deferred tax assets:				
Net operating loss carryforwards	$	331,317	$	30,745
Cash to accrual differences		376,919		427,605
Valuation allowance		(708,236)		(458,350)
Net deferred tax assets	$	-	$	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $708,236 and $458,350 were recorded as of December 31, 2021 and 2020, respectively. Valuation allowance increased by $249,886 and $445,939 during the years ended December 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,183,967 and $109,866, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

10. RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company's loan receivables and loan payables with related parties, and related interest income and expense.

As of December 31, 2021 and 2020, the Company had $1,128,126 and $1,442,949, respectively, in accounts payable with related parties under common control.

The Company entered into agreements with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company incurred $4,693,477 of fees under these agreements, including $98,089 remaining for which the Company intends to satisfy through the issuance of warrants in 2022. During 2020, the Company has incurred $1,417,394 in costs with Wavemaker Labs. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. Total charges to the Company in excess of cost incurred by Wavemaker Labs was $2,886,429 in 2021, due to the markup on labor and material costs.

In 2021, the Company issued 765,557 warrants to purchase common stock to Wavemaker Labs pursuant to the agreement as noted above. The warrants have an exercise price of $0.27 per share and were valued using the Black-Scholes option-pricing model with the following inputs:

Risk-free interest rate	0.98%
Expected term (in years)	5.00
Expected volatility	85.00%
Expected dividend yield	0%
Fair value per warrant	$2.37

The fair value of the warrants was $1,811,308 as determined by the Black-Scholes option pricing model. The Company recorded accounts payable totaling $1,959,825 pertaining to the fair value of the services incurred, including an excess of $92,356 of the fair value of the warrants. Accordingly, $1,959,825 was recognized to additional paid-in capital as settlement of the related party accounts payable owed to Wavemaker Labs. The warrants are immediately exercisable and have a term of ten years.

In 2021, The Company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company incurred fees from Wax Inc. amounting to $50,000, which was included in accounts payable, related party as of December 31, 2021.

The following is a summary of operating expense transactions incurred with related parties during the years ended December 31, 2021 and 2020:

| | Year Ended December 31, | |
	2021	2020
Research and development	$ 4,664,606	$ 1,250,162
Sales and marketing	18,671	167,232
General and administrative	50,000	-
	$ 4,733,277	$ 1,417,394

The Company also provides various advances to 800 Degrees GO, Inc. to cover certain operating expenses. As of December 31, 2021, the amount due was $131,686. The advances are non-interest bearing, unsecured, and due on demand.

11. COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12. SUBSEQUENT EVENTS

In January 2022, the Company initiated a Regulation A+ offering of its common stock. Through the issuance date, the Company has raised approximately $430,000 in gross proceeds from this offering.

Management has evaluated subsequent events through April 30, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.